UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT No.__)

Saker Aviation Services Inc.
(Name of Issuer)

Common Shares, par value $0.03 per share

(Title of Class of Securities)

32025R104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32025R104	13G	Page 2 of 6 Pages

1	Name Of Reporting Persons
Eriksen Capital Management LLC

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship Or Place Of Organization
U.S.

5	Sole Voting Power
50,175

Number of	6	Shared Voting Power
Shares		0
Beneficially
Owned By	7	Sole Dispositive Power
Each		55,525
Reporting
Person With	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
55,525

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
5.6%

12	Type Of Reporting Person (See Instructions)
IA

CUSIP No. 32025R104	13G	Page 3 of 6 Pages

1	Name Of Reporting Persons
Cedar Creek Partners LLC

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship Or Place Of Organization
U.S.

5	Sole Voting Power
49,627

Number of	6	Shared Voting Power
Shares		0
Beneficially
Owned By	7	Sole Dispositive Power
Each		49,627
Reporting
Person With	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
49,627

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
5.0%

12	Type Of Reporting Person (See Instructions)
PN

CUSIP No. 32025R104	13G	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:

Saker Aviation Services Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

20 South Street, Pier 6 East River New York, NY 10004

Item 2	(a).	Name of Person Filing:

Tim Eriksen of Eriksen Capital Management LLC

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

8695 Glendale Road Custer, WA 98240

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Shares, $0.03 par value

Item 2	(e).	CUSIP Number:

32025R104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 32025R104	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

55,525 shares, including (i) 49,627 shares held by Cedar Creek Partners LLC, a private investment partnership managed by the reporting person; (ii) 4,810 shares in separately managed accounts managed by Eriksen Capital Management; and (iii) 1,088 shares held by Tim Eriksen.

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 50,175

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 55,525

(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 32025R104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2024
(Date)

/s/ Tim Eriksen
(Signature)

Tim Eriksen, Managing Member
(Name/Title)